[CREDIT SUISSE FIRST BOSTON LLC LETTERHEAD]

October 26, 2004

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc. Registration Statement on Form S-1 File No. 333-118142

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 2 p.m. on the 27th of October, 2004 or as soon thereafter as practicable.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES INC.
A.G. EDWARDS & SONS, INC.
THOMAS WEISEL PARTNERS LLC
     As Representatives

By:	Credit Suisse First Boston LLC

/s/ Cornelius Keane
     Vice President

[CREDIT SUISSE FIRST BOSTON LLC LETTERHEAD]

October 26, 2004

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc. Registration Statement on Form S-1 File No. 333-118142

Ladies and Gentlemen:

In connection with the Preliminary Prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the 48-Hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES INC.
A.G. EDWARDS & SONS, INC.
THOMAS WEISEL PARTNERS LLC
     As Representatives

By:	Credit Suisse First Boston LLC

/s/ Cornelius Keane
     Vice President

[CREDIT SUISSE FIRST BOSTON LLC LETTERHEAD]

October 26, 2004

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc. Registration Statement on Form S-1 File No. 333-118142

Ladies and Gentlemen:

The following information with respect to the distribution of the prospectus dated October 12, 2004 is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the aforementioned Registration Statement.

The number of prospectuses dated October 12, 2004 as distributed between October 12, 2004 and October 25, 2004 is as follows:

No. of Copies dated
October 12, 2004
To Prospective Underwriters	28,623
To Institutions	909
To Statistical and Publicity Services	18

Total	29,550

Sincerely,

CREDIT SUISSE FIRST BOSTON LLC
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES INC.
A.G. EDWARDS & SONS, INC.
THOMAS WEISEL PARTNERS LLC
     As Representatives

By:	Credit Suisse First Boston LLC

/s/ Cornelius Keane
     Vice President

October 26, 2004

VIA FAX (202-942-9648)

Mr. Pradip Bhaumik
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Build-A-Bear Workshop, Inc. Registration Statement on Form S-1 (Commission File No. 333-118142)

Dear Mr. Bhaumik:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the registration statement referred to above be declared effective on October 27, 2004 at 2 p.m. E.D.T. or as soon thereafter as shall be practicable. In addition, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BUILD-A-BEAR WORKSHOP, INC.

By:	TINA KLOCKE
Tina Klocke

cc:	H. Christopher Owings
Securities and Exchange Commission
James H. Erlinger III
R. Randall Wang, Esq.
Bryan Cave LLP
Scott A. Graziano, Esq.
Shearman & Sterling LLP